CUSIP NO. 684060106	Page 1 of 1 Page

Exhibit 99.1

Exhibit 1

Bpifrance Participations S.A. (“Bpifrance”) is a French public investment entity specializing in the business of equity financing via direct investment or fund of funds. Bpifrance is a subsidiary owned at 99.99% by Bpifrance S.A., a French credit institution. Caisse des Dépots et Consignations, a French special public entity (établissement spécial) and EPIC Bpifrance, a French public institution of industrial and commercial nature, each hold 49.2% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. Caisse des Dépôts et Consignations (“CDC”) is principally engaged in the business of long-term investments.

(i)	On February 18, 2016, Bpifrance and the French Republic entered into a shareholders’ agreement to act jointly with respect to their Orange shares. This agreement replaced the previous shareholders’ agreement signed between the same parties on December 24, 2012, itself replacing a previous shareholder’s agreement signed between the same parties on November 25, 2009.

The shareholders’ agreement stipulates that the parties will:

•	consult each other on the vote of Shareholders’ Meetings resolutions, i.e. commit to exchange their respective views and seek a common position on the resolutions, without being under obligation to reach a common position;

•	consult each other on the form (within the meaning of Article L. 228-1 of the Commercial Code) of their Orange securities.

The agreement is concluded for two years, and can be extended by tacit renewal for two year periods.

(ii)	The CDC scope of shared powers in respect of the Issuer’s shares henceforth include shareholdings owned by CNP Assurance following the acquisition by CDC of control of the French public group La Poste on February 4, 2020. CNP Assurance holds 23,704,765 of Orange shares.